EXHIBIT 3.1

AMENDMENT TO RESTATED BYLAWS

The Restated Bylaws are hereby amended to include the following Article XI immediately following Article X:

Article XI: Exclusive Forum

Unless the Corporation consents in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act.

Any person or entity purchasing or otherwise acquiring or holding any interest in any security of the Corporation shall be deemed to have notice of and consented to the provisions of this Article XI.